UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Seaspan Corporation

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Graham Porter

c/o Tiger Container Shipping Company Limited

190 Elgin Avenue

George Town, Grand Cayman

Cayman Islands

Telephone: +1 (345) 949 0100

With a copy to:

Paul Strecker

Shearman & Sterling

12th Floor, Gloucester Tower

15 Queen’s Road Central

Hong Kong

Telephone: +852 2978 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y75638109	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Container Shipping Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,995,836 Class A Common Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,995,836 Class A Common Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,995,836 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% of Class A Common Shares
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. Y75638109	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Graham Porter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada and United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,001,328 Class A Common Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,001,328 Class A Common Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,001,328 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% of Class A Common Shares
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 6 to Schedule 13D amends the statement on Schedule 13D originally filed by Tiger Container Shipping Company Limited (“Tiger”) and Graham Porter (“Mr. Porter”) on August 19, 2005 and amended on February 23, 2009, March 12, 2010, December 14, 2011, February 6, 2012 and August 30, 2012 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) relating to the Class A common shares, par value $0.01 per share (the “Common Shares”) of Seaspan Corporation, a company organized under the laws of the Republic of the Marshall Islands (the “Issuer”). The principal executive offices of the Issuer are located at Unit 2, 7th Floor, Bupa Center, 141 Connaught Road West, Hong Kong, China.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	This Schedule 13D is being filed by Tiger and Mr. Porter (together with Tiger, the “Reporting Persons”).

(b)	The address of the principal business office of the Reporting Persons is:

190 Elgin Avenue

George Town

Grand Cayman

Cayman Islands

(c)	Tiger is an investment holding company that is indirectly wholly-owned by Mr. Porter. Mr. Porter is the chairman of Tiger Group Investments, an investment firm based in the Cayman Islands which, through its affiliated companies, holds shares in the Issuer and in other shipping ventures. Mr. Porter also serves as a director of the Issuer and as director and/or officer of affiliates of the Issuer.

(d)-(e)	None of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, the executive officers or directors of Tiger has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Tiger is a Cayman Islands exempted company, and Mr. Porter is a resident solely of Hong Kong and a citizen of the United Kingdom and Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of the eighth paragraph of Item 3:

“On January 30, 2014, the Issuer’s outstanding Series A preferred shares, par value $0.01 per share (the “Preferred Shares”), converted automatically into the Common Shares. As a result of such share conversion, 20,000 Preferred Shares held by Tiger was converted into 2,317,717 Common Shares. The Reporting Persons are no longer the beneficial owners of any Preferred Shares after such share conversion.”

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of this Schedule 13D are hereby amended and restated in their entirety to read as follows:

“Tiger is the beneficial owner of, and has the sole power to vote and dispose of 6,995,836 Common Shares, representing 7.4% of the Common Shares.

Mr. Porter is the beneficial owner of, and has the sole power to vote and dispose of 7,001,328 Common Shares, representing 7.4% of the Common Shares. This includes 6,995,836 Common Shares held by Tiger and 5,492 Common Shares held by Mr. Porter himself.

The percentages of the classes of securities identified pursuant to Item 1 beneficially owned by each of Tiger and Mr. Porter are based on 94,560,868 Common Shares outstanding as of June 30, 2014 as provided in the report on Form 6-K for the quarter ended June 30, 2014 filed with the SEC by the Issuer on July 30, 2014.”

Paragraph (c) of Item 5 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

“The transactions during the past 60 days in respect of the Common Shares beneficially owned by Tiger are set forth on Schedule A hereto. The sales of the Common Shares in such transactions were effected by Tiger in the open market. 37,639 Common Shares were acquired from the Issuer in consideration for certain services rendered to the Issuer (“Service Consideration Shares”). Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Common Shares in the 60 days preceding the date of this Schedule 13D.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated September 23, 2014, by and among Tiger Container Shipping Company Limited and Graham Porter

B*	Letter Agreement, dated December 12, 2011, between Thetis Holdings Ltd. and Deep Water Holdings, LLC

C**	Share Purchase Agreement, dated January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, The Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

D**	Form of Lockup Agreement

E**	Escrow Agreement, dated as of January 27, 2012, among Canadian Stock Transfer Company, Inc., as Escrow Agent, Seaspan Corporation, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

F**	Registration Rights Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

G**	Amendment No. 1 to Amended and Restated Shareholders Rights Agreement, dated as of January 27, 2012, between Seaspan Corporation and American Transfer & Trust Company, LLC, as Rights Agent

H***	Letter Agreement, dated August 15, 2012, between Thetis Holdings Ltd. and Deep Water Holdings, LLC

*	Filed as an Exhibit to the Schedule 13D filed by Tiger and Mr. Porter on December 14, 2011
**	Filed as an Exhibit to the Form 6-K filed by the Issuer on January 30, 2012
***	Filed as an Exhibit to the Schedule 13D filed by Tiger, Thetis Holdings Ltd. and Mr. Porter on August 30, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

September 23, 2014

TIGER CONTAINER SHIPPING COMPANY LIMITED

By:	/s/ Graham Porter
Name:	Graham Porter
Title:	Authorized Person

GRAHAM PORTER

By:	/s/ Graham Porter

SCHEDULE A

Transactions in Common Shares During the Past 60 Days

Date of Transaction	Transaction Type	Quantity of Common Shares Purchased/Sold	Price Per Common Share ($)
July 25, 2014	Open Market Sale	8,838	24.05
July 26, 2014	Open Market Sale	800	24.03
August 8, 2014	Service Consideration Shares	37,639	23.38

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated September 23, 2014, by and among Tiger Container Shipping Company Limited and Graham Porter

B	Letter Agreement, dated December 12, 2011, between Thetis Holdings Ltd. and Deep Water Holdings, LLC

C	Share Purchase Agreement, dated January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, The Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

D	Form of Lockup Agreement

E	Escrow Agreement, dated as of January 27, 2012, among Canadian Stock Transfer Company, Inc., as Escrow Agent, Seaspan Corporation, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

F	Registration Rights Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

G	Amendment No. 1 to Amended and Restated Shareholders Rights Agreement, dated as of January 27, 2012, between Seaspan Corporation and American Transfer & Trust Company, LLC, as Rights Agent

H	Letter Agreement, dated August 15, 2012, between Thetis Holdings Ltd. and Deep Water Holdings, LLC

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that Amendment No. 6 to Schedule 13D, dated September 23, 2014, with respect to the Class A common shares, par value $0.01 per share, of Seaspan Corporation is, and any further amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the September 23, 2014.

Tiger Container Shipping Company Limited

By:	/s/ Graham Porter
Name:	Graham Porter
Title:	Authorized Person

Graham Porter

/s/ Graham Porter